FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	October	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Announces Definitive Settlement To End Derivative Litigation	2

Document 1

October 5, 2007

RIM Announces Definitive Settlement To End Derivative Litigation

Waterloo, Ontario – Research In Motion ("RIM") (Nasdaq: RIMM; TSX: RIM) and the Trustees of Ironworkers Ontario Pension Fund ("Ironworkers") today announced that they have entered into a definitive settlement agreement to resolve the previously disclosed application commenced by the Ironworkers with respect to RIM's historical option granting practices.

Pursuant to the settlement, RIM has agreed to adopt additional corporate governance measures to supplement the measures announced by RIM on March 5, 2007. These additional measures are intended to further enhance the performance of RIM’s Compensation Committee and compensation procedures and RIM's corporate governance generally. They include a commitment to exclude independent directors from the receipt of stock options, the preparation of a Compensation Committee Charter by an independent corporate governance expert for the Compensation Committee's consideration, and certain refinements to the rules governing Board and Committee meetings relating to executive compensation.

In addition, consistent with their earlier voluntary agreement, as described in RIM's March 5, 2007 press release, to contribute up to $5 million each to defray the costs incurred by RIM in connection with the management-initiated voluntary review of RIM's historical stock option granting practices, RIM's co-CEO's, Jim Balsillie and Mike Lazaridis, have agreed as part of the settlement to pay RIM a further $2.5 million each to defray the costs incurred by RIM.

Under the settlement, each of the respondents to the application and each of the defendants in the proposed derivative action denied the allegations made against them by the Ironworkers. The Ironworkers also have acknowledged the extraordinary success and shareholder value achieved by RIM during the period covered by the allegations made by Ironworkers in its application, and that the additional corporate governance measures and the measures agreed to be adopted by RIM as announced by RIM on March 5, 2007 sufficiently and appropriately address Ironworkers' stated concerns regarding RIM's compensation practices.

The settlement is subject to approval by the Ontario Superior Court of Justice. A settlement approval hearing has been scheduled to be heard on November 5, 2007.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 9, 2007	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations